# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMX Royalty Corporation, CIK 0001285786
CUSIP: 26873J107
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 905 - 815 W. Hastings St., Vancouver, British Columbia Canada (A1), V6C 1B4
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-006635
Filed by CIK 0001703148

## Reporting persons
- Extract Advisors LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,001,701; sole dispositive power 0; shared dispositive power 5,001,701; aggregate amount beneficially owned 5,001,701 (4.6% of the class)
  Comment: Please see note in Item 4(a).
- Extract Capital Master Fund Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,001,701; sole dispositive power 0; shared dispositive power 5,001,701; aggregate amount beneficially owned 5,001,701 (4.6% of the class)
  Comment: Please see note in Item 4(a).
- Darin Milmeister: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,001,701; sole dispositive power 0; shared dispositive power 5,001,701; aggregate amount beneficially owned 5,001,701 (4.6% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: EMX Royalty Corporation
Address of issuer's principal executive offices:
905 - 815 W. Hastings St.
Vancouver, British Columbia, Canada V6C 1B4

## Item 2. Person Filing
Name of person filing:
Extract Advisors LLC*
Extract Capital Master Fund Ltd.*
Darin Milmeister*
Address of principal business office or, if none, residence: 4500 Park Granada Unit 202, Calabasas, CA 91302
Citizenship:
Extract Advisors LLC - Delaware
Extract Capital Master Fund Ltd. - Cayman Islands
Darin Milmeister - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Extract Advisors LLC - 5,001,701*
Extract Capital Master Fund Ltd. - 5,001,701*
Darin Milmeister - 5,001,701*

*The common shares (the "Shares") reported herein for EMX Royalty Corporation (the "Issuer") are held by Extract Capital Master Fund Ltd. (the "Fund"), which is managed by Extract Advisors LLC (the "Adviser"). Darin Milmeister serves as the managing member to the Adviser (the "Managing Member," and collectively with the Adviser and the Fund, the "Reporting Persons.") As of the reporting date, the Fund held 5,001,701 Shares. The percentages reported herein are calculated based upon the statement in the Issuer's Form 6-K filed on October 2, 2025 that there were 108,964,292 Shares outstanding as of September 25, 2025. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting person's pecuniary interest, if any, therein.
Percent of class:
Extract Advisors LLC - 4.6%
Extract Capital Master Fund Ltd. - 4.6%
Darin Milmeister - 4.6%
Sole power to vote or to direct the vote:
Extract Advisors LLC - 0
Extract Capital Master Fund Ltd. - 0
Darin Milmeister - 0
Shared power to vote or to direct the vote:
Extract Advisors LLC - 5,001,701
Extract Capital Master Fund Ltd. - 5,001,701
Darin Milmeister - 5,001,701
Sole power to dispose or to direct the disposition:
Extract Advisors LLC - 0
Extract Capital Master Fund Ltd. - 0
Darin Milmeister - 0
Shared power to dispose or to direct the disposition:
Extract Advisors LLC - 5,001,701
Extract Capital Master Fund Ltd. - 5,001,701
Darin Milmeister - 5,001,701

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Extract Advisors LLC: /s/ Darin Milmeister, Darin Milmeister, Managing Member (11/07/2025)
- Extract Capital Master Fund Ltd.: /s/ Darin Milmeister, Darin Milmeister, Director (11/07/2025)
- Darin Milmeister: /s/ Darin Milmeister, Darin Milmeister, Individually (11/07/2025)